Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,456,880	0.01102%	$491.15
Fees Previously Paid			$0.00
Total Transaction Valuation			$4,456,880
Total Fees Due for Filing			$491.15
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$491.15